EXHIBIT 99.5: PRESS RELEASE
Xiaofeng Peng Awarded “The Most Respectable Young Entrepreneur of China”
by Hurun Report
XINYU CITY, China and SUNNYVALE, Calif., October 27, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a manufacturer of multicrystalline solar wafers, today announced that its Chairman and Chief Executive Officer, Xiaofeng Peng, was named “The Most Respectable Young Entrepreneur of China” by Hurun Report. The award was presented at the Hurun Entrepreneurs’ Summit on Friday, October 24, 2008 in Shanghai Dongjiao State Guest House. As an honored guest of the forum, Mr. Peng spoke on issues relating to China’s economic future and shared his commercial and industry knowledge based upon his business career of more than a decade.
Background on Hurun Report and Entrepreneurs’ Summit
Hurun Report is a leading luxury publishing and events group, comprising a magazine and active events business targeted at China’s high net worth individuals. The Hurun Entrepreneurs’ Summit was attended by international business leaders and 200 individuals from the 2008 Rich List and senior government officials. Influential speakers discussed a number of topics including: the thirtieth anniversary of the open door policy, corporate social responsibility, building a brand, development of the financial sector, development of the middle-class and the next ten years of the private sector. The day concluded with the Hurun Ten-Year Awards presented at a gala dinner to the ten most influential players of China’s private sector over the past decade.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance LDK Solar’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; LDK Solar’s ability to protect its proprietary information; general economic and business conditions; the volatility of LDK Solar’s operating results and financial condition; LDK Solar’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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